SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2003

                               Fila Holding S.p.A
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                 (Translation of registrant's name into English)

                            Viale Cesare Battisti, 26
                              13900 Biella - Italy
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|        Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|        No |X|

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Fila Press Release

For more information, please contact:

Fila Holding S.p.A.
Investor Relations Office:
Elena Carrera +39 015 3506 246

          Fila Announces Results of Extraordinary Shareholders' Meeting

October 24, 2003 (Biella, Italy) - Fila Holding S.p.A. (Fila Holding) (NYSE:
FLH) today announced that today at an Extraordinary Shareholders' Meeting the shareholders of Fila Holding approved: (1) the change of the company's name from "Fila Holding S.p.A." to "RCS Investimenti S.p.A." and the transfer of the company's registered seat from "Viale Cesare Battisti 26, Biella, Italy" to "Via Angelo Rizzoli 2, Milan, Italy", in both cases effective January 1, 2004, (2) a resolution to carry forward all losses incurred by Fila Holding through June 30, 2003, and (3) resolutions authorizing Fila Holding's Board of Directors to do any act necessary or useful to achieve (i) the delisting of the American Depositary Shares (ADSs) representing Fila Holding's ordinary shares from The New York Stock Exchange (NYSE) (and, in particular, by not lodging any appeal with respect to any involuntary delisting procedure commenced by the NYSE, such as the involuntary delisting procedure recently commenced by the NYSE), (ii) the deregistration of the ADSs and Fila Holding's ordinary shares under the Securities and Exchange Act of 1934, as amended, and (iii) the termination of the existing deposit agreement among Fila Holding, The Bank of New York and the owners and beneficial owners of American Depositary Receipts evidencing ADSs, all in accordance with applicable legal requirements.

Fila Holding S.p.A.
Investor Relations
Viale Cesare Battisti, 26
13900 Biella - Italy
Tel. +39.015.35061
Fax +39.015.3506297

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                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2003

FILA HOLDING S.p.A.
(Registrant)


By: /s/ Nicolo Nefri
    --------------------------
Name:  Nicolo Nefri
Title: Chairman